Exhibit (d)(v)

August 18, 2013

Amos Kaminski

315 68th St., New York, NY 10021-5692

USA

Dear Amos,

Re: Amendment to terms of Warrants / Preferred Stock

It is our intention that on or about the date hereof, Pageflex Acquisitions, Inc. (the “Company”) and Marlborough Software Development Holdings, Inc. (“MSDH”) will enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company shall be merged with and into MSDH (the “Merger”) such that, following the Merger, the separate corporate existence of the Company shall cease, MSDH shall continue as the surviving corporation in the Merger (“Pageflex, Inc. (formerly known as MSDH)”) and each share of common stock of the Company held prior to the closing of the Merger will be converted into common stock of Pageflex, Inc. (formerly known as MSDH). In connection with the Merger, the 6.5% Series A Redeemable Preferred Stock of MSDH held by you will remain outstanding and not be exchanged, and concurrently with execution of this letter agreement you are entering into a Voting Agreement and Agreement Concerning Preferred Stock in the form attached hereto as Exhibit A (the “Voting Agreement”).

In connection with the Merger and in consideration for entering into the Voting Agreement, we propose that:

(i)	the Warrant to Purchase Common Stock dated as of October 10, 2012, issued by MSDH in your favor in respect of 1,492,535 shares of common stock of MSDH at an exercise price of $0.67 (the “Warrant”), be amended by an amendment agreement, substantially in the form attached hereto as Exhibit B, pursuant to which the Warrant in your favor shall be in respect of 3,999,994 shares of common stock of Pageflex, Inc. (formerly known as MSDH) at an exercise price of $0.25; and

(ii)	the Certificate of Designation of the 6.5% Series A Redeemable Preferred Stock of MSDH be amended by a certificate of amendment, substantially in the form attached hereto as Exhibit C, pursuant to which (A) dividends shall be due on an annual basis, payable following the end of each calendar year (rather than at the end of the five (5) year period) provided that such dividends do not exceed an aggregate amount of 15% of profits from such calendar year, and provided that a deficit in distribution of dividends in any given year will be carried forward to subsequent years until fully paid, and (B) the definition of “Liquidation Event” will exclude the Merger.

Subject to closing of the Merger, Pageflex, Inc. (formerly known as MSDH) and the initial directors of which will be the directors of the Company at the closing of the Merger, will consummate the abovementioned changes immediately after the closing.

If the Merger Agreement is not executed within 14 days of the date hereof, this letter agreement (and any agreement entered into between us thereunder) shall be null and void.

Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this letter and returning such copy to the Company. If you have any questions concerning the foregoing please contact the undersigned.

Sincerely yours,

/s/ Pinhas Romik
Pinhas Romik
President, Pageflex Acquisitions, Inc.

Agreed and accepted by Amos Kaminski:

Signature:	/s/ Amos Kaminski
Date:	August 19, 2013

(Signature page to Side_Letter_Kaminski_-_Pageflex_Acquisitions-18-August-2013)